Resolution on Dividend Payment

On 12 May, 2017 at the Board of Directors’ meeting, POSCO resolved to pay the first quarter dividend for fiscal year 2017 as follows:

Declaration of the First Quarter Dividend for Fiscal Year 2017

Cash Dividend per Share (KRW)	1,500

Dividend Yield (%)	0.5

Record Date	31 March, 2017

Proposed Dividend Payment Date	1 June, 2017

Total Amount of the 1st Quarter Dividend (KRW)	119,996,542,500